

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 22, 2025

Brian Knaley
Chief Executive Officer
Nuburu, Inc.
7442 S Tucsoan Way, Suite 130
Centennial, CO 80112

  Re: Nuburu, Inc.
    Amendment No. 1 to Registration Statement on Form S-1
    Filed January 8, 2025
    File No. 333-281682

Dear Brian Knaley:

  We have reviewed your amended registration statement and have the following comment(s).

  Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our January 10, 2025 letter.

Amendment No. 2 to Registration Statement on Form S-1 filed January 22, 2025

General

1. Please update your executive and director compensation for the year ended December 31, 2024. Refer to Item 11(l) of Form S-1.

Please contact Jay Ingram at 202-551-3397 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: Amy Bowler